(d(1)(ii)

July 1, 2013

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Effective July 1, 2013, Lazard Asset Management LLC and JPMorgan Investment Management Inc. (each a “Sub-Adviser” together the “Sub-Advisers”) were added as sub-advisers to the ING Multi-Manager International Equity Fund, formerly, ING International Growth Fund (the “Fund”) resulting in a reduction in the blended sub-advisory rate payable by ING Investments, LLC (“ING Investments”) on behalf of the Fund.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction, if a benefit exists, based upon the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund (the “Reduction”) for the period from July 1, 2013 through March 1, 2015. The Reduction shall be calculated as follows:

Reduction = 50% x (aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund prior to the July 1, 2013 addition of the Sub-Advisers (the “Expense Reductions”) – the aggregate blended sub-advisor fee rates after the Expense Reductions.)

Please indicate your agreement to this reduction by executing below in the place indicated.

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7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Mutual Funds

Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investments, LLC

Agreed and Accepted:

ING Mutual Funds

(on behalf of the Fund)

By:	/s/ Robert P. Terris
Name: Robert P. Terris
Title: SVP